SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

                       Sonus Pharmaceuticals, Inc.
(Name of Issuer)

       Common Stock, par value $.001 per share
(Title of Class of Securities)

                            26881Q101
(CUSIP Number)

John Nicholson
Schering Berlin Venture Corporation
340 Changebridge Road
P.O. Box 1000
Montville, NJ 07045
                                  (973) 694-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

                               October 17, 2005
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26881Q101

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) SCHERING BERLIN VENTURE CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,900,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,900,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 26881Q101

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) SCHERING BERLIN INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power See Items 5(a) and 5(b)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power See Items 5(a) and 5(b)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000 (consisting of possible deemed indirect beneficial ownership through Schering Berlin Venture Corporation). See Item 5.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13	Percent of Class Represented by Amount in Row (11) 12.9% (See Items 5(a) and 5(b))
14	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 26881Q101

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) SCHERING INTERNATIONAL HOLDING GmbH
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power See Items 5(a) and 5(b)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power See Items 5(a) and 5(b)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000 (consisting of possible deemed indirect beneficial ownership through Schering Berlin Venture Corporation). See Item 5.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13	Percent of Class Represented by Amount in Row (11) 12.9% (See Items 5(a) and 5(b))
14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 26881Q101

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) SCHERING AKTIENGESELLSCHAFT
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 975,000
	8	Shared Voting Power See Items 5(a) and 5(b)
	9	Sole Dispositive Power 975,000
	10	Shared Dispositive Power See items 5(a) and 5(b)
11
Aggregate Amount Beneficially Owned by Each Reporting Person
4,875,000 (consisting of  975,000 shares issuable upon exercise of warrant and possible deemed indirect beneficial ownership through Schering Berlin Venture Corporation for 3,900,000 shares).  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13	Percent of Class Represented by Amount in Row (11) 15.6% (See Items 5(a) and 5(b))
14	Type of Reporting Person (See Instructions) CO, HC

Item 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), and the warrant (the “Warrant”) to purchase up to 975,000 shares of the Common Stock (the “Warrant Shares”), of Sonus Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the “Company”). The address of the Company’s principal executive offices is 22026 20th Avenue S.E., Bothell, Washington 98021.

Item 2.   Identity and Background

This Schedule 13D is being filed by (i) Schering Berlin Venture Corporation (“Schering Venture”), a corporation organized under the laws of the State of Delaware, (ii) Schering Berlin Inc., a corporation organized under the laws of the State of Delaware (“Schering Berlin”),  (iii) Schering International Holding GmbH, an entity organized under the laws of the Federal Republic of Germany (“Schering International”), and (iv) Schering Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Schering AG”). Schering Venture, Schering Berlin, Schering International and Schering AG are collectively referred to herein as the “Reporting Persons”.

Schering Venture makes equity investments in leading-edge technologies and technology driven businesses. The address of Schering Venture’s principal business and principal office is 340 Changebridge Road, Montville, NJ 07045. Schering Venture is a wholly owned subsidiary of Schering Berlin.

Schering Berlin is a U.S. management holding company for Schering International and its principal business is holding stock in and providing services to its subsidiaries. The address of Schering Berlin’s principal business and principal office is 340 Changebridge Road, Montville, NJ 07045. Schering Berlin is a wholly owned subsidiary of Schering International.

Schering International is a German holding company for Schering AG. The address of Schering International’s principal business and principal office is Müllerstraße 178, 13353 Berlin, Federal Republic of Germany. Schering International is a wholly owned subsidiary of Schering AG.

Schering AG is a global research-based company engaged in the discovery, development, manufacture, marketing and sale of a broad range of pharmaceutical and heath care products. The address of Schering AG’s principal business and principal office is Müllerstraße 178, 13353 Berlin, Federal Republic of Germany.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and members of the Board of Directors, Executive Board or Supervisory Board, as the case may be, of each of the Reporting Persons are set forth on Exhibits 1 through 4 hereto.

None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in such Exhibits hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The aggregate amount of funds required for the purchase by Schering Venture of 3,900,000 shares of Common Stock (the “Common Shares” and together with the Warrant, the “Securities”) was $15,678,000. The aggregate amount of funds required for the purchase by Schering AG of the Warrant was $121,875. Pursuant to a Securities Purchase Agreement, dated as of October 17, 2005, by and among the Company, Schering AG and Schering Venture (the “Purchase Agreement”), a copy of which is attached hereto as Exhibit 5, Schering Venture purchased directly from the Company the Common Shares at a price of $4.02 per share and Schering AG purchased directly from the Company the Warrant at a price of $0.125 per share exercisable under the Warrant. The $15,678,000 used to purchase the Common Shares was obtained from the working capital of Schering Venture. The $121,875 used to purchase the Warrant was obtained from the working capital of Schering AG.

Item 4.   Purpose of Transaction

Schering AG and Schering Venture purchased the Securities for investment purposes in connection with the execution and delivery of a Collaboration and License Agreement (the “License Agreement”), dated as of October 17, 2005, by and between the Company and Schering AG, pursuant to which, among other things, Sonus granted Schering AG an exclusive, worldwide license to Sonus’ TOCOSOL® Paclitaxel anti-cancer product. The License Agreement is subject to regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The Common Shares and any Warrant Shares (collectively, the “Shares”) held by Schering AG and Schering Venture are subject to transfer restrictions as described in the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of October 17, 2005, by and among the Company, Schering AG and Schering Venture.  Schering AG and Schering Venture also obtained registration rights and agreed to certain standstill provisions as described in the Registration Rights Agreement.  A copy of the Registration Rights Agreement is attached hereto as Exhibit 6 and incorporated herein by reference.

The Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing and subject to the standstill provisions of the Registration Rights Agreement, the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market, upon exercise of the Warrant or otherwise. The timing and amount of any such acquisitions will depend on market and business conditions and other factors. Furthermore, the Reporting Persons, subject to the transfer restrictions in the Registration Rights Agreement, reserve the right to dispose of shares of Common Stock by open market sales or otherwise.

Item 5.   Interest in Securities of the Issuer

(a)      The Company has informed Schering AG and Schering Venture that there were 30,201,142 shares of Common Stock outstanding as of the close of business on October 17, 2005, after giving effect to the issuance of the shares of Common Stock purchased by Schering Venture. Schering Venture is the registered and beneficial owner of 3,900,000 shares, or 12.9%, of the outstanding Common Stock. Schering Berlin, as the owner of 100% of the capital stock of Schering Venture, may be deemed to be the beneficial owner of the 3,900,000 shares, or 12.9%, of the outstanding Common Stock held by Schering Venture. Schering International, as the owner of 100% of the capital stock of Schering Berlin, may be deemed to be the beneficial owner of the 3,900,000 shares, or 12.9%, of the outstanding Common Stock held by Schering Venture.  Schering AG, as the owner of 100% of the equity interests of Schering International, may be deemed to be the beneficial owner of the 3,900,000 shares, or 12.9%, of the outstanding Common Stock held by Schering Venture.  However, this Schedule 13D shall not be construed as an admission that any of Schering Berlin, Schering International or Schering AG is, for the purposes of the Act, the beneficial owner of any of such shares of Common Stock owned by Schering Venture.

Schering AG is the registered and beneficial owner of the Warrant entitling it to purchase up to 975,000 shares of the Company’s Common Stock. If exercised in full, this amount would represent approximately 2.3% of the outstanding shares of the Common Stock, based on the number of shares of Common Stock outstanding as of the close of business on October 17, 2005, after giving effect to the issuance of the Common Shares purchased by Schering Venture and the issuance of such 975,000 shares pursuant to the exercise of the Warrant.

(b)     Schering Venture has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 3,900,000 shares of Common Stock it owns. Schering Venture does not share the power to vote or to direct the vote or to dispose or to direct the disposition of the 3,900,000 shares of Common Stock it owns.

As the owner of 100% of the capital stock of Schering Venture, Schering Berlin may be deemed to have shared voting or dispositive power with respect to the 3,900,000 shares of Common Stock owned by Schering Venture.  As the owner of 100% of the capital stock of Schering Berlin, Schering International may be deemed to have shared voting or dispositive power with respect to the 3,900,000 shares of Common Stock owned by Schering Venture. As the owner of 100% of the equity interests of Schering International, Schering AG may be deemed to have shared voting or dispositive power with respect to the 3,900,000 shares of Common Stock owned by Schering Venture.

At such time, if ever, as Schering AG exercises the Warrant it will have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon that exercise.

(c)     Other than as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. To the best knowledge of the Reporting Persons, no executive officer or director of any Reporting Person or member of  any Board of Directors, Executive Board or Supervisory Board, as the case may be, of any of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

 (d)     Not applicable.

(e)     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 The Company, Schering AG and Schering Venture have entered into the Purchase Agreement, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference.  The Company, Schering AG and Schering Venture have entered into the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference.  The Warrant is evidenced by the Warrant Certificate, a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference.

Item 7.     Material to Be Filed as Exhibits

Exhibit 1  Information with respect to the Directors and Executive Officers of Schering Venture.

Exhibit 2  Information with respect to the Directors and Executive Officers of Schering Berlin.

Exhibit 3         Information with respect to the Directors of Schering International.

Exhibit 4  Information with respect to members of the Executive Board and Supervisory Board of Schering AG.

Exhibit 5	Securities Purchase Agreement, dated as of October 17, 2005, by and among the Company, Schering AG and Schering Venture.

Exhibit 6	Registration Rights Agreement, dated as of October 17, 2005, by and among the Company, Schering AG and Schering Venture.

Exhibit 7  Warrant Certificate.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2005

SCHERING BERLIN VENTURE CORPORATION,

by:	/s/ John Nicholson
Name: John Nicholson
Title: Treasurer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2005

SCHERING BERLIN INC.,

by:	/s/ John Nicholson
Name: John Nicholson
Title: Treasurer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2005

SCHERING INTERNATIONAL HOLDING GmbH,

by:	/s/ Dr. Klaus Menken
Name: Dr. Klaus Menken
Title: Head of Accounting

by:	/s/ Dr. Jörg Spiekerkötter
Name: Dr. Jörg Spiekerkötter
Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2005

SCHERING AKTIENGESELLSCHAFT,

by:	/s/ Dr. Hubertus Erlen
Name: Dr. Hubertus Erlen
Title: Chairman

by:	/s/ Dr. Jörg Spiekerkötter
Name: Dr. Jörg Spiekerkötter
Title: Member, Executive Board

EXHIBIT INDEX

Exhibit No.                     Description

Exhibit 1	Information with respect to the Directors and Executive Officers of Schering Venture.
Exhibit 2	Information with respect to the Directors and Executive Officers of Schering Berlin.
Exhibit 3	Information with respect to the Directors of Schering International.
Exhibit 4	Information with respect to members of the Supervisory Board and Executive Board of Schering AG.
Exhibit 5	Securities Purchase Agreement, dated as of October 17, 2005, by and among the Company, Schering AG and Schering Venture.
Exhibit 6	Registration Rights Agreement, dated as of October 17, 2005, by and among the Company, Schering AG and Schering Venture.
Exhibit 7	Warrant Certificate.